Exhibit 2

Exhibit 2 CEMEX 2010 FIRST QUARTER RESULTS Stock Listing Information NYSE (ADS) Ticker: CX MEXICAN STOCK EXCHANGE Ticker: CEMEXCPO Ratio of CEMEXCPO TO CX = 10:1 Investor Relations In the United States 1 877 7CX NYSE In Mexico 52 (81) 8888 4292 E-Mail ir@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January - March				First quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Consolidated cement volume (thousand metric tons)	14,445	15,387	(6%)		14,445	15,387	(6%)	
Consolidated ready-mix volume (thousand cubic meters)	10,757	12,846	(16%)		10,757	12,846	(16%)	
Consolidated aggregates volume (thousand metric tons)	32,502	37,446	(13%)		32,502	37,446	(13%)	
Net sales	3,043	3,387	(10%)	(16%)	3,043	3,387	(10%)	(16%)
Gross profit	820	970	(15%)	(23%)	820	970	(15%)	(23%)
Gross profit margin	26.9%	28.6%	(1.7%)		26.9%	28.6%	(1.7%)	
Operating income	148	299	(50%)	(61%)	148	299	(50%)	(61%)
Operating income margin	4.9%	8.8%	(3.9%)		4.9%	8.8%	(3.9%)	
Net income from continuing operations	(341)	(61)	(458%)		(341)	(61)	(458%)	
EBITDA	515	667	(23%)	(29%)	515	667	(23%)	(29%)
EBITDA margin	16.9%	19.7%	(2.8%)		16.9%	19.7%	(2.8%)	
Free cash flow after maintenance capital expenditures	(171)	118	N/A		(171)	118	N/A	
Free cash flow	(198)	(34)	(482%)		(198)	(34)	(482%)	
Net debt	15,005	18,034	(17%)		15,005	18,034	(17%)	
Total debt	16,472	18,820	(12%)		16,472	18,820	(12%)	
Total debt plus Perpetual notes	19,458	21,789	(11%)		19,458	21,789	(11%)	
Earnings per ADS	(0.36)	0.00	N/A		(0.36)	0.00	N/A	
Fully diluted earnings per ADS	(0.33)	0.00	N/A		(0.33)	0.00	N/A	
Average ADSs outstanding	959.6	810.8	18%		959.6	810.8	18%	
Employees	46,870	51,003	(8%)		46,870	51,003	(8%)	

This information does not include Australian operations for 2009. Please see page 17 on this report for additional information.

In millions of U.S. dollars, except ratios and per-ADS amounts. Average ADSs outstanding are presented in millions.

* Percentage variations adjusted for investments/divestments and currency fluctuations.

Consolidated net sales in the first quarter of 2010 decreased to US$3,043 million, representing a decrease of 10% compared with those of the first quarter of 2009, or a decrease of 16% adjusting for currency fluctuations. The decline in sales is the result of lower volumes in Spain, the U.S and Mexico, and lower prices mainly from our U.S. and Spanish operations. The infrastructure sector continues to be the main driver of demand in most of our markets.

Cost of sales as a percentage of net sales increased 1.7 percentage points to 73.1% from 71.4% during the first quarter of 2009. **Selling, general, and administrative (SG&A)** expenses as a percentage of net sales increased 2.3 percentage points during the quarter compared with the same period last year, from 19.8% to 22.1%. The increase in expenses is mainly the result of lower economies of scale due to lower volumes, especially in the U.S, Spain, and Mexico, higher transportation costs as well as currency fluctuation effects, which were partially offset by savings from our cost-reduction initiatives.

EBITDA decreased 23% during the first quarter of 2010 compared with the same period last year, to US$515 million. The decrease was due mainly to lower contributions from our U.S., Spanish and Mexican operations. Adjusting for divestments and currency fluctuations, EBITDA declined 29%. **EBITDA margin** decreased 2.8 percentage points, from 19.7% in the first quarter of 2009 to 16.9% this quarter.

Other expenses, net, for the quarter resulted in a loss of US$88 million, which included severance payments, fixed asset impairments, and the amortization of fees related to debt.

Exchange gain (loss) net, for the quarter was a gain of US$57 million, resulting mainly from the appreciation of the peso against the U.S. dollar.

Gain (loss) on financial instruments for the quarter was a loss of US$41 million, resulting mainly from negative contributions from equity derivatives related to CEMEX and Axtel shares.

Net income from continuing operations was a loss of US$341 million in the first quarter of 2010 versus a loss of US$61 million in the first quarter of 2009 due to lower operating income, higher financial expenses, higher other expenses, net, and a tax expense versus an income last year related to a deferred tax benefit recognized during the first quarter of 2009; the loss was mitigated by foreign exchange gains and lower losses on financial instruments.

Net debt at the end of the first quarter was US$15,005 million, representing a decrease of US$48 million during the quarter.

2010 First Quarter Results Page 2

OPERATING RESULTS

MEXICO

	January - March				First quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	742	775	(4%)	(16%)	742	775	(4%)	(16%)
EBITDA	258	288	(10%)	(22%)	258	288	(10%)	(22%)
EBITDA margin	34.8%	37.2%			34.8%	37.2%		

In millions of U.S dollars, except percentages.

	Cement		Ready-mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(12%)	(12%)	(22%)	(22%)	(14%)	(14%)
Price (US)	13%	13%	14%	14%	26%	26%
Price (LC)	(1%)	(1%)	(0%)	(0%)	10%	10%

Our Mexican operations' cement volumes decreased 12% during the quarter versus the same period last year, while ready-mix volumes decreased 22% over the same period.

Results for the quarter were affected by the continued decline in activity from infrastructure and, in a lesser way, non-residential and formal-residential segments; activity in social housing construction, within the formal-residential sector, had a slight increase. Tight credit conditions in bridge loans extended to housing developers continue to negatively affect construction spending, although loans from banks and INFONAVIT extended to end-users increased.

UNITED STATES

	January - March				First quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	552	726	(24%)	(24%)	552	726	(24%)	(24%)
EBITDA	(23)	32	N/A	N/A	(23)	32	N/A	N/A
EBITDA margin	(4.2 %)	4.4%			(4.2 %)	4.4%		

In millions of U.S dollars, except percentages.

	Cement		Ready-mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(8%)	(8%)	(14%)	(14%)	(15%)	(15%)
Price (US)	(8%)	(8%)	(15%)	(15%)	(5%)	(5%)
Price (LC)	(8%)	(8%)	(15%)	(15%)	(5%)	(5%)

Cement, ready-mix, and aggregates volumes for CEMEX's operations in the United States decreased 8%, 14%, and 15%, respectively, during the first quarter of 2010 versus the same period last year.

Although the rate of decline has slowed, sales volumes for the quarter continued to decrease, and visibility continues to be limited. The decline in sales volumes for the quarter was driven mainly by continued weakness in the industrial-and-commercial sector, tight credit conditions, and extremely bad weather conditions throughout the country. Performance from the residential sector continues to show signs of modest recovery fueled by improvements in affordability as well as the extension and expansion of the federal tax subsidy. Activity from the infrastructure sector continues to depend on public construction spending related to the U.S government's stimulus plan.

2010 First Quarter Results Page 3

OPERATING RESULTS

SPAIN

	January - March				First quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	150	199	(24%)	(28%)	150	199	(24%)	(28%)
EBITDA	31	38	(19%)	(23%)	31	38	(19%)	(23%)
EBITDA margin	20.3%	19.0%			20.3%	19.0%		

In millions of U.S dollars, except percentages.

	Cement		Ready-mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(25%)	(25%)	(28%)	(28%)	(18%)	(18%)
Price (US)	(4%)	(4%)	(4%)	(4%)	3%	3%
Price (LC)	(9%)	(9%)	(8%)	(8%)	(2%)	(2%)

In CEMEX's operations in Spain, our domestic cement and ready-mix volumes decreased 25% and 28%, respectively, during the first quarter of 2010 compared with the same period last year. Demand for our products continues to be affected by lower activity across all sectors, as macroeconomic conditions have not yet improved. Consumption for building materials in our markets, especially in Levante, Baleares, and Centro, continue to fall at a faster rate than the overall market as these markets had shown above average growth in previous years. The residential sector continues to contract, with housing starts still declining. Activity from the infrastructure sector is still at a low level as government stimulus plans have not yet translated into actual cement demand. Finally, unfavorable weather conditions throughout the country have negatively affected our volumes for the quarter.

UK

	January - March				First quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	267	267	0%	(7%)	267	267	0%	(7%)
EBITDA	(5)	7	N/A	N/A	(5)	7	N/A	N/A
EBITDA margin	(1.8%)	2.5%			(1.8%)	2.5%		

In millions of U.S dollars, except percentages.

	Cement		Ready-mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(6%)	(6%)	(12%)	(12%)	(4%)	(4%)
Price (US)	2%	2%	(1%)	(1%)	0%	0%
Price (LC)	(5%)	(5%)	(8%)	(8%)	(7%)	(7%)

Our UK operations' cement volumes decreased 6% during the first quarter of 2010 versus the same period in 2009, while ready-mix volumes fell 12% and aggregates volumes decreased 4%. Construction activity during the quarter was held back by the still challenging economic situation. Despite positive signs from the residential and infrastructure sectors, the continuing decline in the private non-residential sector has affected overall demand for building products. In addition, harsh weather conditions throughout the UK had a negative effect on our sales volumes during the quarter.

2010 First Quarter Results Page 4

OPERATING RESULTS

REST OF EUROPE

	January - March				First quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	529	605	(13%)	(19%)	529	605	(13%)	(19%)
EBITDA	(27)	(2)	(1,036%)	(943%)	(27)	(2)	(1,036%)	(943%)
EBITDA margin	(5.0%)	(0.4%)			(5.0%)	(0.4%)		

In millions of U.S dollars, except percentages.

	Cement		Ready-mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(18%)	(18%)	(17%)	(17%)	(22%)	(22%)
Price (US)	9%	9%	4%	4%	13%	13%
Price (LC)	(2%)	(2%)	(1%)	(1%)	(8%)	(8%)

In CEMEX's operations in France, our domestic ready-mix and aggregates volumes decreased 14% and 13%, respectively, during the first quarter of 2010 versus the comparable period of last year. During the quarter, all of our regions were adversely affected by weak demand in all of our segments, especially in the industrial-and-commercial and residential sectors. The infrastructure sector has not seen a significant impact from the French government's stimulus plan. Finally, volumes for the quarter were negatively impacted by bad weather conditions.

In Germany, our domestic cement volumes decreased 23% during the first quarter versus the comparable period of 2009. During the quarter, we continued to face a pronounced decline in demand for our products. Sales volume continued their downward trend as a result of the challenging macroeconomic situation. Volumes continue to be driven by the infrastructure and, to a lesser extent, the residential sectors. Additionally, extremely bad weather conditions hampered overall construction activity, affecting all our markets.

Domestic cement volumes in the region as a whole decreased 18% during the quarter versus the comparable period of 2009.

SOUTH/CENTRAL AMERICA AND THE CARIBBEAN

	January - March				First quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	348	333	4%	(5%)	348	333	4%	(5%)
EBITDA	121	129	(6%)	(16%)	121	129	(6%)	(16%)
EBITDA margin	34.7%	38.6%			34.7%	38.6%		

In millions of U.S dollars, except percentages.

	Cement		Ready-mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	4%	4%	(11%)	(11%)	(12%)	(12%)
Price (US)	3%	3%	(2%)	(2%)	(2%)	(2%)
Price (LC)	(7%)	(7%)	(12%)	(12%)	(15%)	(15%)

CEMEX's domestic cement volumes for our operations in Colombia increased 18% during the first quarter of 2010 versus the comparable period of last year. Sales volumes for the quarter benefited from a better macroeconomic environment prevailing in the country. Construction spending in low and middle-income housing and recovery from the industrial-and-commercial sector led to increased sales of building materials; nevertheless, the recent abolition of the "Megaproyectos de Vivienda Social" lowers our expectations for a housing upturn. Performance from the infrastructure sector had a marginal decrease given the finalization of the presidential period.

Domestic cement volumes in the region as a whole increased 4% during the first quarter of 2010 versus the comparable period of 2009.

2010 First Quarter Results Page 5

OPERATING RESULTS

AFRICA AND THE MIDDLE EAST

	January - March				First quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	264	265	(1%)	(5%)	264	265	(1%)	(5%)
EBITDA	83	88	(5%)	(8%)	83	88	(5%)	(8%)
EBITDA margin	31.7%	33.3%			31.7%	33.3%		

In millions of U.S dollars, except percentages.

	Cement		Ready-mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(1%)	(1%)	(9%)	(9%)	15%	15%
Price (US)	5%	5%	(10%)	(10%)	13%	13%
Price (LC)	3%	3%	(17%)	(17%)	2%	2%

Domestic cement volumes for our operations in Egypt increased 6% during the first quarter of 2010 versus the comparable period of last year. Strong domestic demand driven by low-and middle-income housing, as well as from infrastructure projects, resulted in increased demand for our products.

The region's domestic cement volumes as a whole decreased 1% during the quarter versus the same period of 2009.

ASIA

	January - March				First quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	124	113	10%	5%	124	113	10%	5%
EBITDA	33	28	18%	13%	33	28	18%	13%
EBITDA margin	26.7%	24.9%			26.7%	24.9%		

In millions of U.S dollars, except percentages.

	Cement		Ready-mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	20%	20%	(2%)	(2%)	8%	8%
Price (US)	4%	4%	2%	2%	17%	17%
Price (LC)	(1%)	(1%)	(3%)	(3%)	8%	8%

In the Philippines, our domestic cement volumes increased 17% during the first quarter of 2010 versus the comparable period of last year. Construction activity during the quarter was driven by strong retail and infrastructure demand brought about by favorable warm weather conditions, election-related spending and reconstruction following last year's devastating typhoons. The overall economy was supported by growth in remittances from overseas and stimulus government spending.

Our cement volumes in the region as a whole increased 20% during the quarter versus the comparable period in 2009.

2010 First Quarter Results Page 6

EBITDA, FREE CASH FLOW AND DEBT-RELATED INFORMATION

EBITDA AND FREE CASH FLOW[1]

	First quarter			January - March		
	2010	2009	% Var.	2009	2008	% Var.
Operating income	148	299	(50%)	148	299	(50%)
+ Depreciation and operating amortization	367	369		367	369	
EBITDA	515	667	(23%)	515	667	(23%)
- Net financial expense	275	198		275	198	
- Maintenance capital expenditures	28	41		28	41	
- Change in working capital	328	311		328	311	
- Taxes paid	50	62		50	62	
- Other cash items (net)	6	(19)		6	(19)	
- Free cash flow discontinued operations	0	(45)		0	(45)	
Free cash flow after maintenance capital expenditures	(171)	118	N/A	(171)	118	N/A
- Expansion capital expenditures	27	148		27	148	
- Expansion capital expenditures discontinued operations	0	4		0	4	
Free cash flow	(198)	(34)	(482%)	(198)	(34)	(482%)

In millions of U.S dollars.

Net debt was reduced by US$48 million as a result of the positive effect of US$101 million from recognizing the equity component of the convertible bond issuance in March, the positive conversion effect of US$117 million, and the proceeds from the sale of assets from Ready Mix USA LLC, which were more than sufficient to offset the negative free cash flow of the quarter.

DEBT-RELATED INFORMATION

	First quarter			Fourth quarter
	2010	2009	% Var.	2009
Total debt	16,472	18,820	(12%)	16,130
Short-term	5%	23%		4%
Long-term	95%	77%		96%
Cash and cash equivalents	1,467	728	101%	1,077
Fair value of cross-currency	0	19		0
Net debt [2]	15,005	18,034	(17%)	15,053
Interest expense	315	205	54%	316

	First quarter	
	2010	2009
Currency denomination		
US dollar	64%	63%
Euro	26%	23%
Mexican peso	10%	12%
Other	0%	2%
Interest rate		
Fixed	31%	25%
Variable	69%	75%

In millions of U.S dollars, except percentages.

During the first quarter of 2010, CEMEX issued various short-term notes under its Short-Term Promissory Notes Program ("Certificados Bursátiles de Corto Plazo"), having an outstanding amount of MXN800 million at the end of the quarter.

(1) EBITDA and free cash flow (calculated as set forth above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of its ability to internally fund capital expenditures and to service or incur debt. EBITDA and free cash flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity, or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled above to operating income, which CEMEX considers to be the most comparable measure as determined under Mexican Financial Reporting Standards. Free cash flow is reconciled to EBITDA.

(2) For presentation purposes in the table above, net debt includes the fair value of cross-currency swaps ("CCS"), if any, associated with debt.

2010 First Quarter Results Page 7

EQUITY RELATED AND DERIVATIVE INSTRUMENTS INFORMATION

EQUITY-RELATED INFORMATION

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	9,595,996,684
Stock based compensation	3,378,620
End-of-quarter CPO-equivalent units outstanding	9,599,375,304

Outstanding units equal total shares issued by CEMEX less shares held in subsidiaries.
CEMEX has outstanding mandatory convertible securities which upon conversion will increase the number of CPOs outstanding by approximately 172.5 million.

Employee long-term compensation plans

As of March 31, 2010, executives had outstanding options on a total of 95,503,515 CPOs, with a weighted-average strike price of approximately US$1.82 per CPO (equivalent to US$18.22 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of March 31, 2010, our executives held 31,779,640 restricted CPOs, representing 0.3% of our total CPOs outstanding.

DERIVATIVE INSTRUMENTS

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	First quarter		Fourth quarter
Notional amounts	2010	2009	2009
Equity [2]	1,651	966	969
Foreign-exchange [1]	0	289	0
Interest-rate [3]	0	5,216	0
Estimated aggregate fair market value [1] [3] [4]	(41)	(138)	(24)

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

Note: *Under Mexican FRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow hedging purposes, in which changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of March 31, 2010, in connection with the fair market value recognition of its derivatives portfolio, CEMEX had recognized increases in assets and liabilities resulting in a net liability of US$9 million, which according to our financial agreements, is presented net of the assets associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.*

(1) As of March 31, 2009, excludes derivatives for a notional amount of US$2,969 million entered into by financial institutions with certain Special Purpose Entities ("SPEs") created under various series of our perpetual notes. As of July 1, 2009, all these derivatives were closed out as we elected to defer the coupons on the perpetual notes by one day. The SPEs received US$103 million, which is being used to pay coupons on the perpetual notes.

(2) Includes a notional amount of US$360 million in connection with a guarantee given by CEMEX under a financial transaction of its employees' pension fund trust. As of March 31, 2010, the fair value of such financial guarantee represents a liability of US$105 million net of collateral deposit of US$55 million.

(3) Excludes an interest-rate swap related to our long-term energy contracts. As of March 31, 2010, the notional amount of this derivative was US$202 million, and it had a positive fair market value of approximately US$32 million.

(4) Net of cash collateral deposited under open positions. Cash collateral was US$119 million as of March 31, 2010.

2010 First Quarter Results Page 8

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

INCOME STATEMENT	January - March				First quarter			
	2010	2009	% Var.	like-to-like % Var. *	2010	2009	% Var.	like-to-like % Var. *
Net Sales	3,042,648	3,387,428	(10%)	(16%)	3,042,648	3,387,428	(10%)	(16%)
Cost of Sales	(2,222,758)	(2,417,684)	(8%)		(2,222,758)	(2,417,684)	(8%)	
Gross Profit	819,890	969,744	(15%)	(23%)	819,890	969,744	(15%)	(23%)
Selling, General and Administrative Expenses	(671,493)	(671,134)	0%		(671,493)	(671,134)	0%	
Operating Income	148,397	298,610	(50%)	(61%)	148,397	298,610	(50%)	(61%)
Other Expenses, Net	(87,818)	(37,913)	132%		(87,818)	(37,913)	132%	
Operating Income After Other Expenses, Net	60,579	260,698	(77%)		60,579	260,698	(77%)	
Financial Expenses	(314,651)	(204,663)	54%		(314,651)	(204,663)	54%	
Financial Income	6,398	6,304	1%		6,398	6,304	1%	
Exchange Gain (Loss), Net	56,859	(160,164)	N/A		56,859	(160,164)	N/A	
Monetary Position Gain (Loss)	(43)	5,276	N/A		(43)	5,276	N/A	
Gain (Loss) on Financial Instruments	(40,878)	(138,720)	(71%)		(40,878)	(138,720)	(71%)	
Total Comprehensive Financing (Cost) Income	(292,315)	(491,967)	(41%)		(292,315)	(491,967)	(41%)	
Net Income Before Income Taxes	(231,736)	(231,269)	0%		(231,736)	(231,269)	0%	
Income Tax	(86,135)	173,136	N/A		(86,135)	173,136	N/A	
Net Income Before Participation of Uncons. Subs.	(317,870)	(58,133)	447%		(317,870)	(58,133)	447%	
Participation in Unconsolidated Subsidiaries	(23,428)	(2,995)	682%		(23,428)	(2,995)	682%	
Net Income from Continuing Operations	(341,299)	(61,128)	458%		(341,299)	(61,128)	458%	
Discontinued Operations	(0)	66,904	N/A		(0)	66,904	N/A	
Consolidated Net Income	(341,299)	5,777	N/A		(341,299)	5,777	N/A	
Minority Interest Net Income	702	2,983	(76%)		702	2,983	(76%)	
MAJORITY INTEREST NET INCOME	(342,001)	2,794	N/A		(342,001)	2,794	N/A	
EBITDA	515,010	667,164	(23%)	(29%)	515,010	667,164	(23%)	(29%)
Earnings per ADS	- 0.36	0.00	N/A		- 0.36	0.00	N/A	

BALANCE SHEET	As of March 31		
	2010	2009	% Var.
Total Assets	44,996,807	44,131,240	2%
Cash and Temporary Investments	1,467,372	728,395	101%
Trade Accounts Receivables	1,115,955	1,235,601	(10%)
Other Receivables	799,949	747,277	7%
Inventories	1,401,185	1,432,414	(2%)
Other Current Assets	288,830	272,288	6%
Discontinued Operations	-	302,691	N/A
Current Assets	5,073,291	4,718,666	8%
Fixed Assets	19,370,745	18,986,386	2%
Other Assets	20,552,771	18,710,861	10%
Discontinued Operations	-	1,715,327	N/A
Total Liabilities	25,615,673	27,478,668	(7%)
Current Liabilities	4,060,268	7,741,745	(48%)
Discontinued Operations	-	289,053	N/A
Long-Term Liabilities	15,697,184	14,455,988	9%
Other Liabilities	5,858,222	4,856,573	21%
Discontinued Operations	-	135,308	N/A
Consolidated Stockholders' Equity	19,381,133	16,652,572	16%
Minority Interest and Perpetual Instruments	3,268,352	3,246,132	1%
Stockholders' Equity Attributable to Majority Interest	16,112,781	13,406,440	20%

2010 First Quarter Results

Page 9

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms)

	January - March			First quarter		
INCOME STATEMENT	**2010**	**2009**	**% Var.**	**2010**	**2009**	**% Var.**
Net Sales	38,793,763	49,422,575	(22%)	38,793,763	49,422,575	(22%)
Cost of Sales	(28,340,166)	(35,274,011)	(20%)	(28,340,166)	(35,274,011)	(20%)
Gross Profit	10,453,597	14,148,564	(26%)	10,453,597	14,148,564	(26%)
Selling, General and Administrative Expenses	(8,561,539)	(9,791,838)	(13%)	(8,561,539)	(9,791,838)	(13%)
Operating Income	1,892,059	4,356,726	(57%)	1,892,059	4,356,726	(57%)
Other Expenses, Net	(1,119,676)	(553,147)	102%	(1,119,676)	(553,147)	102%
Operating Income After Other Expenses, Net	772,383	3,803,579	(80%)	772,383	3,803,579	(80%)
Financial Expenses	(4,011,804)	(2,986,038)	34%	(4,011,804)	(2,986,038)	34%
Financial Income	81,571	91,976	(11%)	81,571	91,976	(11%)
Exchange Gain (Loss), Net	724,956	(2,336,796)	N/A	724,956	(2,336,796)	N/A
Monetary Position Gain (Loss)	(545)	76,984	N/A	(545)	76,984	N/A
Gain (Loss) on Financial Instruments	(521,191)	(2,023,926)	(74%)	(521,191)	(2,023,926)	(74%)
Total Comprehensive Financing (Cost) Income	(3,727,012)	(7,177,799)	(48%)	(3,727,012)	(7,177,799)	(48%)
Net Income Before Income Taxes	(2,954,630)	(3,374,220)	(12%)	(2,954,630)	(3,374,220)	(12%)
Income Tax	(1,098,218)	2,526,061	N/A	(1,098,218)	2,526,061	N/A
Net Income Before Participation of Uncons. Subs.	(4,052,847)	(848,159)	378%	(4,052,847)	(848,159)	378%
Participation in Unconsolidated Subsidiaries	(298,713)	(43,694)	584%	(298,713)	(43,694)	584%
Net Income from Continuing Operations	(4,351,561)	(891,853)	388%	(4,351,561)	(891,853)	388%
Discontinued Operations	(1)	976,136	N/A	(1)	976,136	N/A
Consolidated Net Income	(4,351,561)	84,283	N/A	(4,351,561)	84,283	N/A
Minority Interest Net Income	8,954	43,515	(79%)	8,954	43,515	(79%)
MAJORITY INTEREST NET INCOME	(4,360,515)	40,768	N/A	(4,360,515)	40,768	N/A
EBITDA	6,566,383	9,733,925	(33%)	6,566,383	9,733,925	(33%)
Earnings per ADS	- 4.54	0.05	N/A	- 4.54	0.05	N/A

	As of March 31		
BALANCE SHEET	**2010**	**2009**	**% Var.**
Total Assets	556,160,532	625,339,667	(11%)
Cash and Temporary Investments	18,136,715	10,321,356	76%
Trade Accounts Receivables	13,793,209	17,508,471	(21%)
Other Receivables	9,887,367	10,588,913	(7%)
Inventories	17,318,652	20,297,303	(15%)
Other Current Assets	3,569,936	3,858,316	(7%)
Discontinued Operations	-	4,289,133	N/A
Current Assets	62,705,879	66,863,492	(6%)
Fixed Assets	239,422,407	269,037,086	(11%)
Other Assets	254,032,246	265,132,903	(4%)
Discontinued Operations	-	24,306,186	N/A
Total Liabilities	316,609,723	389,372,722	(19%)
Current Liabilities	50,184,912	109,700,530	(54%)
Discontinued Operations	-	4,095,884	N/A
Long-Term Liabilities	194,017,191	204,841,354	(5%)
Other Liabilities	72,407,620	68,817,634	5%
Discontinued Operations	-	1,917,320	N/A
Consolidated Stockholders' Equity	239,550,808	235,966,944	2%
Minority Interest and Perpetual Instruments	40,396,830	45,997,687	(12%)
Stockholders' Equity Attributable to Majority Interest	199,153,978	189,969,258	5%

2010 First Quarter Results Page 10

OPERATING RESULTS

Operating Summary per Country

In thousands of U.S. dollars

	January - March				First quarter			
NET SALES	2010	2009	% Var.	like-to-like % Var. *	2010	2009	% Var.	like-to-like % Var. *
Mexico	741,544	774,723	(4%)	(16%)	741,544	774,723	(4%)	(16%)
U.S.A.	551,785	726,234	(24%)	(24%)	551,785	726,234	(24%)	(24%)
Spain	150,474	199,190	(24%)	(28%)	150,474	199,190	(24%)	(28%)
United Kingdom	267,252	266,696	0%	(7%)	267,252	266,696	0%	(7%)
Rest of Europe	529,242	605,491	(13%)	(19%)	529,242	605,491	(13%)	(19%)
South / Central America and Caribbean	348,155	333,334	4%	(5%)	348,155	333,334	4%	(5%)
Africa and Middle East	263,609	265,131	(1%)	(5%)	263,609	265,131	(1%)	(5%)
Asia	124,455	113,308	10%	5%	124,455	113,308	10%	5%
Others and intercompany eliminations	*66,132*	*103,322*	*(36%)*	*(36%)*	*66,132*	*103,322*	*(36%)*	*(36%)*
TOTAL	3,042,648	3,387,428	(10%)	(16%)	3,042,648	3,387,428	(10%)	(16%)

GROSS PROFIT								
Mexico	363,343	374,081	(3%)	(15%)	363,343	374,081	(3%)	(15%)
U.S.A.	(27,871)	44,841	N/A	N/A	(27,871)	44,841	N/A	N/A
Spain	46,898	60,555	(23%)	(26%)	46,898	60,555	(23%)	(26%)
United Kingdom	34,817	53,198	(35%)	(40%)	34,817	53,198	(35%)	(40%)
Rest of Europe	56,196	91,420	(39%)	(42%)	56,196	91,420	(39%)	(42%)
South / Central America and Caribbean	152,025	146,928	3%	(8%)	152,025	146,928	3%	(8%)
Africa and Middle East	93,403	97,338	(4%)	(7%)	93,403	97,338	(4%)	(7%)
Asia	44,636	38,340	16%	11%	44,636	38,340	16%	11%
Others and intercompany eliminations	*56,443*	*63,042*	*(10%)*	*(10%)*	*56,443*	*63,042*	*(10%)*	*(10%)*
TOTAL	819,890	969,744	(15%)	(23%)	819,890	969,744	(15%)	(23%)

OPERATING INCOME								
Mexico	220,998	255,226	(13%)	(24%)	220,998	255,226	(13%)	(24%)
U.S.A.	(180,746)	(129,529)	(40%)	(40%)	(180,746)	(129,529)	(40%)	(40%)
Spain	16,874	25,214	(33%)	(36%)	16,874	25,214	(33%)	(36%)
United Kingdom	(28,841)	(21,538)	(34%)	(24%)	(28,841)	(21,538)	(34%)	(24%)
Rest of Europe	(70,049)	(47,204)	(48%)	(37%)	(70,049)	(47,204)	(48%)	(37%)
South / Central America and Caribbean	100,640	103,355	(3%)	(14%)	100,640	103,355	(3%)	(14%)
Africa and Middle East	70,717	76,697	(8%)	(10%)	70,717	76,697	(8%)	(10%)
Asia	28,063	23,175	21%	16%	28,063	23,175	21%	16%
Others and intercompany eliminations	*(9,260)*	*13,214*	*N/A*	*N/A*	*(9,260)*	*13,214*	*N/A*	*N/A*
TOTAL	148,397	298,610	(50%)	(61%)	148,397	298,610	(50%)	(61%)

2010 First Quarter Results

Page 11

OPERATING RESULTS

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales

EBITDA	January - March				First quarter			
	2010	2009	% Var.	like-to-like % Var. *	2010	2009	% Var.	like-to-like % Var. *
Mexico	257,964	288,007	(10%)	(22%)	257,964	288,007	(10%)	(22%)
U.S.A.	(23,378)	32,268	N/A	N/A	(23,378)	32,268	N/A	N/A
Spain	30,610	37,887	(19%)	(23%)	30,610	37,887	(19%)	(23%)
United Kingdom	(4,815)	6,594	N/A	N/A	(4,815)	6,594	N/A	N/A
Rest of Europe	(26,680)	(2,349)	(1036%)	(943%)	(26,680)	(2,349)	(1036%)	(943%)
South / Central America and Caribbean	120,857	128,828	(6%)	(16%)	120,857	128,828	(6%)	(16%)
Africa and Middle East	83,438	88,184	(5%)	(8%)	83,438	88,184	(5%)	(8%)
Asia	33,270	28,260	18%	13%	33,270	28,260	18%	13%
Others and intercompany eliminations	*43,745*	*59,486*	*(26%)*	*(19%)*	*43,745*	*59,486*	*(26%)*	*(19%)*
TOTAL	515,010	667,164	(23%)	(29%)	515,010	667,164	(23%)	(29%)

EBITDA MARGIN	2010	2009	2010	2009
Mexico	34.8%	37.2%	34.8%	37.2%
U.S.A.	(4.2%)	4.4%	(4.2%)	4.4%
Spain	20.3%	19.0%	20.3%	19.0%
United Kingdom	(1.8%)	2.5%	(1.8%)	2.5%
Rest of Europe	(5.0%)	(0.4%)	(5.0%)	(0.4%)
South / Central America and Caribbean	34.7%	38.6%	34.7%	38.6%
Africa and Middle East	31.7%	33.3%	31.7%	33.3%
Asia	26.7%	24.9%	26.7%	24.9%
CONSOLIDATED MARGIN	16.9%	19.7%	16.9%	19.7%

2010 First Quarter Results Page 12

OPERATING RESULTS

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.
Ready-mix: Thousands of cubic meters.

	January - March			First quarter		
	2010	2009	% Var.	2010	2009	% Var.
Consolidated cement volume *	14,445	15,387	(6%)	14,445	15,387	(6%)
Consolidated ready-mix volume	10,757	12,846	(16%)	10,757	12,846	(16%)
Consolidated aggregates volume	32,502	37,446	(13%)	32,502	37,446	(13%)

Per-country volume summary

	January - March	First quarter	First quarter 2010 Vs.
DOMESTIC CEMENT VOLUME	2010 Vs. 2009	2010 Vs. 2009	Fourth quarter 2009
Mexico	(12%)	(12%)	(6%)
U.S.A.	(8%)	(8%)	(5%)
Spain	(25%)	(25%)	(17%)
United Kingdom	(6%)	(6%)	2%
Rest of Europe	(18%)	(18%)	(40%)
South / Central America and Caribbean	4%	4%	3%
Africa and Middle East	(1%)	(1%)	3%
Asia	20%	20%	8%
READY-MIX VOLUME			
Mexico	(22%)	(22%)	(8%)
U.S.A.	(14%)	(14%)	(5%)
Spain	(28%)	(28%)	(18%)
United Kingdom	(12%)	(12%)	(1%)
Rest of Europe	(17%)	(17%)	(33%)
South / Central America and Caribbean	(11%)	(11%)	2%
Africa and Middle East	(9%)	(9%)	(8%)
Asia	(2%)	(2%)	(19%)
AGGREGATES VOLUME			
Mexico	(14%)	(14%)	(11%)
U.S.A.	(15%)	(15%)	(7%)
Spain	(18%)	(18%)	(20%)
United Kingdom	(4%)	(4%)	0%
Rest of Europe	(22%)	(22%)	(42%)
South / Central America and Caribbean	(12%)	(12%)	10%
Africa and Middle East	15%	15%	(2%)
Asia	8%	8%	(11%)

* Includes 234 thousands tons and 127 thousands tons from United Arab Emirates in 2009 and 2010, respectively.

2010 First Quarter Results

Page 13

OPERATING RESULTS Price Summary Variation in U.S. Dollars January—March First quarter First quarter 2010 Vs. DOMESTIC CEMENT PRICE 2010 Vs. 2009 2010 Vs. 2009 Fourth quarter 2009 Mexico 13% 13% 6% U.S.A. (8%) (8%) (3%) Spain (4%) (4%) (6%) United Kingdom 2% 2% (8%) Rest of Europe (*) 9% 9% (5%) South / Central America and Caribbean (*) 3% 3% 1% Africa and Middle East (*) 5% 5% 3% Asia (*) 4% 4% 6% READY-MIX PRICE Mexico 14% 14% 4% U.S.A. (15%) (15%) (3%) Spain (4%) (4%) (8%) United Kingdom (1%) (1%) (6%) Rest of Europe (*) 4% 4% (1%) South / Central America and Caribbean (*) (2%) (2%) (1%) Africa and Middle East (*) (10%) (10%) (2%) Asia (*) 2% 2% 2% AGGREGATES PRICE Mexico 26% 26% 7% U.S.A. (5%) (5%) 1% Spain 3% 3% (5%) United Kingdom 0% 0% (9%) Rest of Europe (*) 13% 13% 3% South / Central America and Caribbean (*) (2%) (2%) 7% Africa and Middle East (*) 13% 13% 6% Asia (*) 17% 17% 9% (*) Volume weighted-average price. 2010 First Quarter Results Page 14

OPERATING RESULTS Price Summary Variation in Local Currency January—March First quarter First quarter 2010 Vs. DOMESTIC CEMENT PRICE 2010 Vs. 2009 2010 Vs. 2009 Fourth quarter 2009 Mexico (1%) (1%) 3% U.S.A. (8%) (8%) (3%) Spain (9%) (9%) 2% United Kingdom (5%) (5%) (2%) Rest of Europe (*) (2%) (2%) (0%) South / Central America and Caribbean (*) (7%) (7%) (0%) Africa and Middle East (*) 3% 3% 3% Asia (*) (1%) (1%) 4% READY-MIX PRICE Mexico (0%) (0%) 1% U.S.A. (15%) (15%) (3%) Spain (8%) (8%) 0% United Kingdom (8%) (8%) (0%) Rest of Europe (*) (1%) (1%) 6% South / Central America and Caribbean (*) (12%) (12%) (3%) Africa and Middle East (*) (17%) (17%) (2%) Asia (*) (3%) (3%) 1% AGGREGATES PRICE Mexico 10% 10% 3% U.S.A. (5%) (5%) 1% Spain (2%) (2%) 3% United Kingdom (7%) (7%) (3%) Rest of Europe (*) 8% 8% 10% South / Central America and Caribbean (*) (15%) (15%) 4% Africa and Middle East (*) 2% 2% 5% Asia (*) 8% 8% 7% (*) Volume weighted-average price. 2010 First Quarter Results Page 15

CEMEX announces senior management changes On February 9, 2010, CEMEX announced changes to its senior management team. Fernando A. Gonzalez has been appointed Executive Vice President, Planning & Finance. Mr. Gonzalez, who has served CEMEX in a variety of executive capacities since 1989 and has been a member of the Company’s Executive Committee since 2003, will be responsible for all corporate strategic and developmental functions, including the Company’s relationships with capital markets. CEMEX also announced the retirement of Hector Medina, Executive Vice President of Finance and Legal, and Armando J. Garcia, Executive Vice President of Technology, Energy and Sustainability. Mr. Medina and Mr. Garcia each participated in an early retirement program for senior executives. Mr. Garcia remains a member of the Company’s Board of Directors, on which he has served since 1983. As a result of these changes, the following executives report to Lorenzo H. Zambrano, CEMEX Chairman and CEO: Francisco Garza, President, Americas; Fernando A. Gonzalez, Executive Vice President, Planning & Finance; Juan Romero, President, Europe, Middle East, Africa & Asia; Victor Romo, Executive Vice President, Administration. CEMEX received US$100 million in cash proceeds from joint venture asset sale in the U.S. On February 22, 2010, CEMEX announced that its 49.9% owned Ready Mix USA LLC joint venture has completed the sale of 12 active quarries and certain other assets to SPO Partners & Co. for US$420 million. The active quarries, which consist of 2 granite quarries in Georgia, 9 limestone quarries in Tennessee, and 1 limestone quarry in Virginia, are operated by Ready Mix USA LLC and were deemed non strategic by CEMEX and Ready Mix USA LLC, its joint venture partner. The proceeds from the sale were partly used to reduce debt held by Ready Mix USA LLC, and to effect a cash distribution of approximately US$100 million to each joint venture partner, including CEMEX. CEMEX, which does not consolidate the results of Ready Mix USA LLC, expects to use its cash proceeds from this divestment to reduce outstanding debt and to enhance its liquidity position. CEMEX announces closing of offering of convertible subordinated notes On March 30, 2010, CEMEX announced the closing of an offering of US$715 million aggregate principal amount of 4.875% convertible subordinated Notes due 2015 (the “Notes”). The aggregate principal amount of the Notes issued reflects the full exercise of the US$65 million over-allotment option granted to the initial purchasers with respect to the Notes. In connection with the offering of the Notes, CEMEX entered into a capped call transaction with an affiliate of one of the initial purchasers. This transaction is expected to generally reduce the potential cost to CEMEX upon future conversion of the Notes. CEMEX used a portion of the net proceeds from the offering of the Notes to fund the purchase of the capped call transaction, and intends to use the remaining net proceeds for general corporate purposes and to repay indebtedness, including Certificados Bursatiles maturing through March 2011 and indebtedness under CEMEX’s Financing Agreement, as amended. The Notes and the capped call transaction, as well as CEMEX’s ADSs and, or CPOs, underlying such securities, have not been registered under the U.S. Securities Act of 1933 (the “Securities Act”) or any applicable state securities laws. The Notes were offered only to qualified institutional buyers pursuant to Rule 144A promulgated under the Securities Act. Unless so registered, the Notes and the securities issuable upon conversion may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. 2010 First Quarter Results Page 16

OTHER INFORMATION

Sale of our Australian assets

In connection with the aforementioned sale of our Australian assets on October 1, 2009, our balance sheet as of March 31, 2009, includes the assets and liabilities associated to our Australian operations reclassified to the single lines items "Assets from discontinued operations" and "Liabilities from discontinued operations, respectively. Likewise, our income statements for the three-month periods ended March 31, 2009, presented elsewhere in this quarterly report, include the reclassification line-by-line of CEMEX Australia's results of operations, net of income tax, for the three-month period to a single line item "Discontinued operations" before net income. According to MFRS, during the fourth quarter of 2009, "Discontinued operations" includes the result on the sale of our Australian assets representing a loss, net of income tax, of approximately US$446 million. This loss represents the difference between the selling price of approximately US$1.7 billion and the carrying amount of the net assets, including foreign currency translation effects accrued in equity.

Selected condensed financial information of balance sheet as of September 30, 2009 and of income statement for CEMEX Australia for the nine-month period ended September 30, 2009 and the three-month period ended March 31, 2009, is as follows:

Millions pesos	September 30, 2009	March 31, 2009
Net sales	MXN 13,015	MXN 3,979
Operating income	MXN 1,198	MXN 395
Total assets		MXN 28,595
Total liabilities		MXN 6,013
Net total assets		MXN 22,582

Mexican Tax Reform 2010

During November 2009 the Mexican Congress approved a new tax law which was enacted and published in the Daily Gazette on December 7, 2009 and effective as of January 1, 2010. The tax reform includes changes to the tax consolidation regime that will require the Company to determine its taxable income under the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta) as though the tax consolidation provisions did not exist from 1999 forward. These changes also require that companies pay taxes on intercompany dividends (specifically, dividends paid from profits not taxed in the past), certain other special tax items, and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding 10-year period (regarding losses from the sale of shares, losses incurred through 2001 were not required to be amortized against earnings nor were they to be reversed in regards with their effects on the consolidation; losses incurred after 2001 and through 2007 could be amortized within a five year period, and those for 2008 and forward within ten years, provided that if it was not done, their effects on the amortization would be reversed). This tax reform increase the statutory income tax rate from 28% to 30% for the year 2010 to 2012, 29% for 2013, and 28% for 2014 and future years. These changes to the tax law require that in 2010 CEMEX will be required to pay (at the new, 30% tax rate) 25% of the tax that results from eliminating the tax consolidation effects for the period from 1999 to 2004. The remaining 75% shall be paid as follows: 25% on 2011, 20% on 2012, 15% on 2013 and 15% on 2014. With respect to the consolidation effects originating after 2004, these are required to be taken into account during the sixth fiscal year following their origination and will be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15%, and 15%). Applicable taxes payable as a result of this change to the tax law will be increased by inflation adjustments as required by the Mexican Income Tax Law.

Pursuant to the changes in the Mexican Tax Law dealing with tax consolidation, CEMEX estimates that the nominal value of the tax payments that will be payable in connection with such changes will be as shown in the table below and totaling approximately US$799 million. According to Mexican FRS, this amount was recognized by CEMEX as a Tax Payable on its balance sheet, against a corresponding deferred tax asset for approximately US$628 million for future tax benefits that CEMEX is expected to realize in connection with the payment of this new tax liability, and approximately US$171 million against retained earnings from previous years. The realization of this tax asset will be subject to future earnings paid in the companies that have generated tax losses in the past within the Mexico consolidated tax group as well as other limitations that currently exist, or in the future may exist, in the Mexican tax law.

Tax Liability Amortization Schedule:

US$ Millions

2010	US$30
2011	US$44
2012	US$54
2013	US$54
2014	US$98
2015	US$156
2016	US$136
2017	US$100
2018	US$79
2019	US$48
TOTAL	US$799

Effects of the nationalization of CEMEX Venezuela on our financial statements

Our consolidated balance sheets as of March 31, 2010 and 2009, presented elsewhere in this quarterly report, include within "Other assets" our net investment in our confiscated Venezuelan assets as of the same dates.

Our net investment in our Venezuelan assets as of March 31, 2010 and 2009 is as follows:

	March 31, 2010	March 31, 2009
Net total assets	MXN6,459	MXN7,419

2010 First Quarter Results Page 17

DEFINITION OF TERMS AND DISCLOSURES

Methodology for translation, consolidation, and presentation of results

Under Mexican Financial Reporting Standards ("Mexican FRS"), beginning January 1, 2008, CEMEX translates the financial statements of those foreign subsidiaries operating in low-inflation environments using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement, while for foreign subsidiaries operating in high-inflation environments, CEMEX uses the exchange rates at the reporting date for the balance sheet and income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for first quarter 2010 and first quarter 2009 are 12.75 and 14.59 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico, Spain, and the United Kingdom as of March 31, 2010, and March 31, 2009, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2010 and 2009, provided below.

Breakdown of regions

The South/Central America and Caribbean region includes CEMEX's operations in Argentina, Colombia, Costa Rica, the Dominican Republic, Jamaica, Nicaragua, Panama, Puerto Rico, and Venezuela (through July 31, 2008), as well as trading operations in the Caribbean region.

Rest of Europe includes operations in Austria, Croatia, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Latvia, Norway, Poland, and Sweden.

Africa and Middle East includes operations in Egypt, Israel, and the United Arab Emirates.

The Asia region includes operations in Bangladesh, Malaysia, the Philippines, Taiwan, and Thailand.

Definition of terms

EBITDA equals operating income plus depreciation and operating amortization.

Free cash flow equals EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures consist of maintenance spending on our cement, ready-mix, and other businesses in existing markets.

Expansion capital expenditures consist of expansion spending on our cement, ready-mix, and other businesses in existing markets.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Net debt equals total debt minus cash and cash equivalents, and does not include our obligations in respect of our perpetual notes and loans, which are treated as equity obligations under Mexican financial reporting standards. Includes the fair value of cross-currency swaps associated with debt.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 959.6 million for first quarter 2010 and 810.8 million for first quarter 2009.

According to the Mexican NIF B-14 Earnings per share, the weighted average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as, increases in the number of shares by a public offering and the distribution of share dividends. The shares issued as a result of share dividends should be considered as issued at the beginning of the period.

Exchange rate	January - March		First quarter	
	2010 Average	2009 Average	2010 Average	2009 Average
Mexican peso	12.75	14.59	12.75	14.59
Euro	0.7313	0.7700	0.7313	0.7700
British pound	0.6446	0.6983	0.6446	0.6983

Amounts provided in units of local currency per U.S. dollar.

2010 First Quarter Results Page 18